                                                                                                  ---------------------------------
                                                                                                  |        OMB APPROVAL           |
 FORM 4                                                                                           ---------------------------------
                                               U.S. SECURITIES AND EXCHANGE COMMISSION            |OMB Number            3235-0287|
[X] Check box if no longer                              WASHINGTON, D.C. 20549                    |Expires:      September 30,1998|
    subject to Section 16. Form                                                                   |Estimated average burden       |
    4 or Form 5 obligations may            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP           |hours per response..........0.5|
    continue. See Instruction 1(b).                                                               ---------------------------------

          Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

------------------------------------------------------------------------------------------------------------------------------------
1.Name and Address of Reporting Person(1)|2. Issuer Name and Ticker or Trading Symbol      |6. Relationship of Reporting Person
                                         |                                                 |      to Issuer (Check all applicable)
 Pulitzer       Michael        E.        |    Pulitzer Publishing Company  (PTZ)           |       X   Director     X  10% Owner
-------------------------------------------------------------------------------------------|     -----            -----
(Last)        (First)       (Middle)     |3. IRS Identification  |  4. Statement for       |       X   Officer (give title below)
                                         |   Number of           |     Month/Year          |     -----
                                         |   Reporting Person,   |                         |           Other (specify below)
                                         |   if an Entity        |     March 1999          |     -----
  900 North Tucker Boulevard             |   (Voluntary)         |                         |  Chairman of the Board, Pres.
                                         |                       |                         |  and Chief Executive Officer
-----------------------------------------|                       |-------------------------|----------------------------------------
               (Street)                  |                       |  5. If Amendment,       |7. Individual or Joint/Group Filing
                                         |   ###-##-####         |     Date of Original    |   (Check applicable line)
  St. Louis      MO              63101   |                       |     (Month/Year)        |  X  Form Filed by One Reporting Person
                                         |                       |                         | --
-----------------------------------------|                       |                         |     Form Filed by More than One
(City)          (State)          (Zip)   |                       |                         |     Reporting Person
                                         |                       |                         | --
------------------------------------------------------------------------------------------------------------------------------------
                                         |    TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                     |2.Transaction| 3. Transaction| 4. Securities Acquired(A)| 5. Amount of|6. Owner |7. Nature
   (Instr. 3)                            |  Date       |    Code       |    or Disposed of (D)    | Securities  |   -ship | of
                                         |             |    (Instr. 8) |    (Instr. 3, 4 and 5)   | Beneficially| Form:   | Indirect
                                         |             |               |                          | Owned at End| Direct  | Bene-
                                         |             |---------------|--------------------------| of Month    | (D) or  | ficial
                                         |             |       |       |        | (A)  |          | (Instr. 3   | Indirect| Owner-
                                         |(Month/Day/  |       |       |        |  or  |          |   and 4)    | (I)     | ship
                                         | Year)       |  Code |  V    | Amount | (D)  |  Price   |             |(Instr.4)|(Instr.4)
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
  Common Stock, $.01 par value (01)      | 03/18/1999  | U (02)|       |3539906 |  D   |          |     0       |   I     | (03)
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
  Common Stock, $.01 par value (01)      | 03/18/1999  | U (02)|       |14310003|  D   |          |     0       |   I     | (04)
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
                                         |             |       |       |        |      |          |             |         |
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
                                         |             |       |       |        |      |          |             |         |
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
                                         |             |       |       |        |      |          |             |         |
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
                                         |             |       |       |        |      |          |             |         |
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
                                         |             |       |       |        |      |          |             |         |
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
                                         |             |       |       |        |      |          |             |         |
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
                                         |             |       |       |        |      |          |             |         |
------------------------------------------------------------------------------------------------------------------------------------


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative  | 2. Conver-  |3. Trans- |4. Trans-   |5. Number of      |6.  Date Exer-  |7. Title and Amount |8. Price
   Security             |    sion or  |   action |   action   |   Derivative     |    cisable and |   of Underlying    |   of
   (Instr. 3)           |    Exercise |   Date   |   Code     |   Securities Ac- |    Expiration  |   Securities       |   Deriv-
                        |    Price of |          |  (Instr. 8)|   quired (A) or  |    Date        |   (Instr. 3 and 4) |   ative
                        |    Deriv-   |   (Month/|            |   Disposed of (D)|    (Month/Day/ |                    |   Secur-
                        |    ative    |   Day/   |            |   (Instr. 3, 4,  |    Year)       |                    |   ity
                        |    Security |   Year)  |            |   and 5)         |                |                    |  (Instr. 5)
                        |             |          |            |                  |-------------------------------------|
                        |             |          |            |                  |Date   |Expira- |        | Amount or |
                        |             |          |-------------------------------|Exer-  |tion    |  Title | Number of |
                        |             |          |  Code |V   | (A)    |(D)      |cisable|Date    |        | Shares    |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------------------------------------------------------------------------------------------------------------------
9. Number of      |    10. Ownership       |       11. Nature of
   Derivative     |        Form of         |           Indirect
   Securities     |        Derivative      |           Beneficial
   Beneficially   |        Security:       |           Ownership
   Owned at End   |        Direct (D)      |           (Instr. 4)
   of Month       |        or Indirect (I) |
   (Instr. 4)     |        (Instr. 4)      |
------------------|------------------------|------------------------------
                  |                        |
------------------|------------------------|------------------------------
                  |                        |
------------------|------------------------|------------------------------
                  |                        |
------------------|------------------------|------------------------------
                  |                        |
------------------|------------------------|------------------------------
                  |                        |
------------------|------------------------|------------------------------
                  |                        |
--------------------------------------------------------------------------
Explanation of Responses:

    (01) Table I.  Item 1.
         Class B Common Stock which is convertible at any time, on a share-for-share basis, into Common Stock.

    (02) Table I.  Item 3.
         Effective as of March 18, 1999, Pulitzer Publishing Company (the "Company") completed the spin-off of its publishing and new media properties and consummated the merger of the Company with and into Hearst-Argyle Television, Inc.
         ("Hearst-Argyle"). In the merger, each share of the Company's Common Stock and Class B Common Stock was converted into the right to receive 1.63914877 shares of Hearst-Argyle's Series A Common Stock.

    (03) Table I.  Item 7.
         Right to acquire upon conversion of 3,539,906 shares of Class B Common Stock held in the voting trust described below. Of these 3,539,906 shares indirectly



  (1)Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                           /s/ Michael E. Pulitzer           4/9/99
                                                                                           --------------------------------  -------
                                                                                           Signature of Reporting Person(1)    Date

  Note: File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, see Instruction 6 for procedure.




EXPLANATION OF RESPONSES (cont.)                                          FORM 4


cont. (03) owned by Michael E. Pulitzer, beneficial ownership is disclaimed for
           64,273 shares held in trust for the benefit of the wife of the reporting person; 3,391,683 shares are held by a Trust for the benefit of Mr. Pulitzer under a Trust Agreement dated as of March 22, 1982; 46,170 shares are held by a Trust for the benefit of Mr. Pulitzer under Trust Agreement dated as of August 16, 1983; and 37,780 shares are held by The Ceil and Michael E. Pulitzer Foundation, Inc., a charitable foundation for the benefit of Mr. Pulitzer who claims beneficial ownership of these 37,780 shares.

      (04) Table I.  Item 7.
           Held in a voting trust covering 14,310,003 shares of Class B Common Stock (includes 3,045,438 shares referred to in footnote #3 above), $.01 par value, convertible into 14,310,003 shares of Common Stock, as to which Mr. Pulitzer serves as one of the Trustees with limited power to vote the shares of Class B Common Stock. Pursuant to Rule 16a-1 under the Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended, beneficial ownership ownership of 11,538,876 of these shares is disclaimed.